MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

320 PARK AVENUE

NEW YORK NY  10022-6839

212 224 1562

212 224 2518 FAX

THOMAS L. MARTIN

SENIOR VICE PRESIDENT AND

ASSOCIATE GENERAL COUNSEL

CORPORATE LAW

Via EDGAR Correspondence

April 22, 2008

Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:

Comments on Post Effective Amendment No. 12 to Registration Statement on Form N-6 of Mutual of America Separate Account No. 3 (Variable Universal Life Insurance Policy) (File Nos. 333-83413 and 811-09487)

Dear Mr. Oh:

This letter is intended to respond to your request that the Registrant address certain of your comments prior to filing its 485 (b) Annual Update to be effective May 1, 2008.

The comments addressed herein are those designated by you for such early response in your April 14, 2008 telephone call with Ms. Edson and the undersigned.  The remainder of the comments discussed in that telephone call are being incorporated into the relevant documents included in the 485(b) filing and/or are to be addressed in a letter accompanying the filing.  If this is not acceptable, please let me know at once.

You identified four matters to be covered by this initial letter:

(1)

Comment: Confirm that the EDGAR class identifier matches the designation, “Variable Universal Life Insurance Policy,” which appears on the cover of the prospectus.

Response: This will confirm that the EDGAR Class identifier is for “Variable Universal Life Insurance Policy,” which matches the caption appearing on the prospectus booklet cover.  It has been noted that the first page of text in the prospectus is captioned, “Variable Universal Life Insurance Policies.”  We do not propose to amend this caption, since it is merely the plural of the language appearing on the booklet cover and in the EDGAR system.

(2)

Comment: In regard to the cancellation provisions under the subheading “Your Initial Right to Return Policy” on page 13 of the draft prospectus, you requested a disclosure that, in jurisdictions requiring a refund of the greater of premium or contract value upon cancellation, a participant would receive the greater of their premium paid or the contract value.

Response: We have researched this topic, and it appears that no state law requires the payment of the greater of those two amounts at this time.  Outside counsel advises that the payments to participants under a life insurance policy that is canceled within the so-called “free look” period are governed strictly by state insurance law and are not within the scope of the Investment Company Act of 1940 or any other federal securities law or regulation.  We believe that Mutual of America complies with applicable law on this topic, without making the suggested change to the disclosure.

(3)

Comment: Confirm that the powers of attorney utilized in connection with this filing authorize this specific N-6 filing.

Response: This will confirm that the powers of attorney signed by the directors of Mutual of America Life Insurance Company were revised since our last annual update to authorize this specific filing and will be attached as an exhibit to this post effective amendment .

(4)

Comment: Confirm that the certain organizational and structural changes to the table of expenses would be made.

Response: Registrant wishes to leave the reference to changes that will occur after January 1, 2009 in the document and will accordingly include an explanation that will be applicable to the expense table as well as other sections of the document.  The changes discussed in the said telephone call are being made and will appear in the document when filed.

I hope that the foregoing satisfactorily responds to your requests for our initial response prior to the effective date of the Annual Update.  The Annual Update documents containing our responses to your comments, and an accompanying explanatory letter will be filed subsequent to this letter, along with the customary Tandy representations.  If you have any further comments or if you wish to further discuss the above, please feel free to call me at 212-224-1562 or Elizabeth Edson at 212-224-1564.

Very truly yours,

/s/  Thomas L. Martin